UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.
6300 Lamar Avenue
Overland Park, Kansas  66202
913-236-2000

(Name of issuer of securities held pursuant to the Plan)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Plan Administrators
Waddell & Reed Financial, Inc.
   401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
May 9, 2003

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments (note 4)	$59,047,815	67,549,374
Contributions receivable from participating employees	127,759	139,935
Contributions receivable from participating employers	308,123	288,636
Net assets available for benefits	$59,483,697	67,977,945

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment income:
Dividends – stock	$187,614	157,001
Dividends on mutual funds	547,156	1,656,313
Net depreciation of investments (note 4)	(14,512,806)	(10,192,169)
Investment loss	(13,778,036)	(8,378,855)
Contributions (note 5):
Employees	5,290,873	4,623,530
Employers	2,499,414	2,291,235
Employee rollovers	184,588	240,620
Total contributions	7,974,875	7,155,385
Withdrawals	(2,691,087)	(4,567,834)
Net decrease	(8,494,248)	(5,791,304)
Net assets available for benefits:
Beginning of year	67,977,945	73,769,249
End of year	$59,483,697	67,977,945

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan).

The Plan allows contributions to be invested in mutual fund shares and Waddell & Reed Financial, Inc. Class A common stock. The Waddell & Reed Advisors Group of Mutual Funds and the W&R Funds are managed by Waddell & Reed Investment Management Company, which is a participating employer in the Plan. Fiduciary Trust Company of New Hampshire serves as trustee for the Plan.

The Plan had 1,376 and 1,292 participants at December 31, 2002 and 2001, respectively. At December 31, 2002, 199 of the 1,376 participants in the Plan are former employees who have elected not to withdraw from the Plan.

(b)                      Valuation of Securities

Investments in mutual fund shares are stated at net asset value based upon market quotations as of December 31, 2002 and 2001. Torchmark Corporation common stock and Waddell & Reed Financial, Inc. common stock are stated at market value based upon market quotations as of December 31, 2002 and 2001. Securities transactions are recorded on the trade date (the date the order to buy or sell is executed).

(c)                       Dividend Income

Dividend income is recorded on the ex-dividend date.

(d)                      Administrative Expenses

Administrative expenses are paid by the participating employers, which are listed in note 5.

(e)                       Forfeitures

Forfeitures are held by the Plan and are then used to reduce the employer’s current year expense. Forfeitures used to reduce employer expenses were $3,391 and $5,837 for 2002 and 2001, respectively.

(f)                         Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service, dated April 24, 2001, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

The plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(g)                      Use of Estimates

The plan administrator has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)                     Description of Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended. Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(a)                      Contributions

In 2002, employees were allowed to make pre-tax and after-tax contributions to the Plan. Employees were allowed to contribute a maximum of 56% of eligible earnings to the Plan. Each eligible employee was allowed to make “matched contributions” ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan provided for a matching employer contribution of 100% of the first 3% of the employee’s contribution and a 50% match of the next 2% of the employee’s contribution. Employees were allowed to make “unmatched contributions” to the 401(k) component of the Plan not to exceed 45% of eligible earnings. Each eligible employee was also allowed to make “unmatched contributions” ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

In 2001, employees were allowed to make pre-tax and after-tax contributions to the Plan. Employees were allowed to contribute a maximum of 21% of eligible earnings to the Plan. Each eligible employee was allowed to make “matched contributions” ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan provided for a matching employer contribution of 100% of the first 3% of the employee’s contribution and a 50% match of the next 2% of the employee’s contribution. Employees were allowed to make “unmatched contributions” to the 401(k) component of the Plan not to exceed 10% of eligible earnings. Each eligible employee was also allowed to make “unmatched contributions” ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

Employees direct the investment of employee and employer matching contributions among investment options available under the Plan.

(b)                      Benefits

Employees are fully vested as to their own contributions. Prior to January 1, 1999, vesting in employer contributions was graduated to 100% after six years of employment. Effective January 1, 1999, all future employer matching contributions are fully vested at the time of the contribution. The vested portion of a participant’s account balance is paid in a joint and 50% survivor annuity upon retirement, death, or other termination of employment, unless a participant chooses a lump-sum distribution. The nonvested portion of employer contributions made prior to January 1, 1999 is retained by the Plan until the separated participant incurs a “break in service,” at which time the remaining account balance is forfeited and applied to reduce the employer’s expense.

In accordance with regulations of the Internal Revenue Service, in the event the Plan is terminated, all participants would immediately become fully vested in their employer contribution accounts and Plan assets would be distributed. Waddell & Reed Financial, Inc. does not intend to terminate the Plan.

(3)                     Acquisitions

On December 16, 2002, the business and assets of Mackenzie Investment Management Inc. (MIMI) were acquired by Waddell & Reed Financial, Inc. The MIMI employees became eligible to participate in the Plan on January 1, 2003.

(4)                     Torchmark Corporation Common Stock, Waddell & Reed Financial, Inc. Class A Common Stock, Waddell & Reed Financial, Inc. Class B Common Stock, Waddell & Reed Advisors Group of Mutual Funds, and W&R Funds, Inc.

In April 2001, the stockholders of Waddell & Reed Financial, Inc. Class A and Class B common stock approved the combination of the two classes of common stock by converting shares of the Class B common stock into shares of Class A common stock on a one-for-one basis. Effective as of the end of business on April 30, 2001, each share of Class B common stock was converted into one share of Class A common stock. Waddell & Reed Financial, Inc. terminated the registration of Class B common stock under the Securities Exchange Act of 1934, as amended, and the Class B common stock is no longer listed or traded on the New York Stock Exchange.

The following table presents the number of shares and fair value of Torchmark Corporation common stock, Waddell & Reed Financial, Inc. Class A common stock, and mutual fund investments as of December 31, 2002 and 2001. Investments that represent 5% or more of the Plan’s net assets are separately identified.

December 31, 2002	Number of shares	Fair value

Torchmark Corporation common stock	63,888	$2,334,499
Waddell & Reed Financial, Inc. Class A common stock	351,693	6,920,084
Cash	—	321,242
Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	7,006,276	7,006,276
Waddell & Reed Advisors Core Investment	2,004,106	8,898,229
Waddell & Reed Advisors International Growth	724,520	3,637,091
Waddell & Reed Advisors New Concepts	871,524	5,054,839
Waddell & Reed Advisors Science and Technology	627,917	4,364,025
Other Waddell & Reed Advisors Funds	3,003,338	17,352,192

Total Waddell & Reed Advisors Group of Mutual Funds shares		46,312,652

W&R Funds, Inc. shares (various funds)	319,746	3,159,338
Total investments		$59,047,815

December 31, 2001	Number of shares	Fair value

Torchmark Corporation common stock	66,078	$2,599,664
Waddell & Reed Financial, Inc. Class A common stock	312,376	10,057,300
Cash	—	414,619
Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	6,210,187	6,210,187
Waddell & Reed Advisors Core Investment	1,985,742	11,378,299
Waddell & Reed Advisors International Growth	722,242	4,434,564
Waddell & Reed Advisors New Concepts	902,749	7,185,881
Waddell & Reed Advisors Science and Technology	628,954	5,943,612
Other Waddell & Reed Advisors Funds	2,424,087	15,612,706

Total Waddell & Reed Advisors Group of Mutual Funds shares		50,765,249

W&R Funds, Inc. shares (various funds)	280,909	3,712,542
Total investments		$67,549,374

During 2002 and 2001, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2002	2001
Torchmark Corporation common stock	$(181,178)	118,705
Waddell & Reed Class A common stock	(4,031,049)	(1,042,502)
Waddell & Reed Class B common stock	—	(645,534)

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	(733,201)	(713,483)
Asset Strategy	1,336	(60,265)
Bond	38,163	9,790
Continental Income	(34,853)	(27,758)
Core Investment	(2,625,829)	(2,578,801)
Global Bond	(101,612)	59,896
Government Securities	59,000	17,255
High Income	(75,853)	(18,550)
International Growth	(835,011)	(1,306,028)
Limited-Term Bond	227	—
New Concepts	(2,003,165)	(1,513,282)
Retirement Shares	(149,584)	(103,775)
Science and Technology	(1,595,705)	(973,209)
Small Cap	(601,024)	(116,679)
Value	(261,638)	30,705
Vanguard	(496,952)	(729,571)

Total Waddell & Reed Advisors Group of Mutual Funds	(9,415,701)	(8,023,755)

W&R Funds, Inc.:
Asset Strategy	748	(3,471)
Core Equity	(20,566)	(40,235)
High Income	(1,553)	112
International Growth	(122,670)	(235,178)
Large Cap Growth	(63,142)	(81,447)
Limited-Term Bond	518	142
Mid Cap Growth	(13,286)	(22,999)
Science and Technology	(397,508)	(206,224)
Small Cap Growth	(267,419)	(9,783)
Total W&R Funds, Inc.	(884,878)	(599,083)
Net depreciation	$(14,512,806)	(10,192,169)

(5)                     Contributions by Participants and Participating Employers

The contributions of each participating employer and its employees for the years ended December 31 are as follows:

	2002		2001
	Employee	Employer	Employee	Employer
Waddell & Reed Financial, Inc.	$74,350	40,348	60,976	33,482
Waddell & Reed, Inc.	3,139,924	1,335,950	2,660,971	1,236,292
Waddell & Reed Investment Management Company	766,402	404,492	721,751	377,917
Waddell & Reed Services Company	838,680	448,545	754,429	409,709
The Legend Group	295,338	148,695	281,466	133,765
Austin Calvert & Flavin, Inc.	176,179	121,384	143,937	100,070
	$5,290,873	2,499,414	4,623,530	2,291,235

(6)                     Related Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company, as well as shares of Class A common stock of Waddell & Reed Financial, Inc. Waddell & Reed Financial, Inc. and its affiliates are the sponsors as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

Exhibits.
23.1 Independent Accountants' Consent
99.1 Certification (furnished, not filed).
99.2 Certification (furnished, not filed).

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment		Current value

* Cash			$321,242
Torchmark Corporation	63,888	shares of common stock	2,334,499
* Waddell & Reed Financial, Inc.	351,693	shares of Class A common stock	6,920,084

			9,575,825

* Waddell & Reed Advisors Group of Mutual Funds	564,504	shares of Accumulative	2,715,263
* Waddell & Reed Advisors Group of Mutual Funds	154,641	shares of Asset Strategy	966,505
* Waddell & Reed Advisors Group of Mutual Funds	149,852	shares of Bond	975,540
* Waddell & Reed Advisors Group of Mutual Funds	7,006,276	shares of Cash Management	7,006,276
* Waddell & Reed Advisors Group of Mutual Funds	43,889	shares of Continental Income	259,822
* Waddell & Reed Advisors Group of Mutual Funds	2,004,106	shares of Core Investment	8,898,229
* Waddell & Reed Advisors Group of Mutual Funds	747,936	shares of Global Bond	2,520,542
* Waddell & Reed Advisors Group of Mutual Funds	252,278	shares of Government Securities	1,458,167
* Waddell & Reed Advisors Group of Mutual Funds	131,761	shares of High Income	918,373
* Waddell & Reed Advisors Group of Mutual Funds	724,520	shares of International Growth	3,637,091
* Waddell & Reed Advisors Group of Mutual Funds	15,205	shares of Limited-Term Bond	153,726
* Waddell & Reed Advisors Group of Mutual Funds	871,524	shares of New Concepts	5,054,839
* Waddell & Reed Advisors Group of Mutual Funds	111,596	shares of Retirement Shares	580,298
* Waddell & Reed Advisors Group of Mutual Funds	627,917	shares of Science and Technology	4,364,025
* Waddell & Reed Advisors Group of Mutual Funds	332,520	shares of Small Cap	3,188,870
* Waddell & Reed Advisors Group of Mutual Funds	166,815	shares of Value	1,514,685
* Waddell & Reed Advisors Group of Mutual Funds	332,342	shares of Vanguard	2,100,401

Total Waddell & Reed Advisors Group of Mutual Funds			46,312,652

* W&R Funds, Inc.	4,628	shares of Asset Strategy	52,385
* W&R Funds, Inc.	10,172	shares of Core Equity	73,848
* W&R Funds, Inc.	5,735	shares of High Income	45,590
* W&R Funds, Inc.	64,730	shares of International Growth	576,741
* W&R Funds, Inc.	40,908	shares of Large Cap Growth	294,539
* W&R Funds, Inc.	5,232	shares of Limited-Term Bond	54,514
* W&R Funds, Inc.	7,801	shares of Mid Cap Growth	52,580
* W&R Funds, Inc.	72,773	shares of Science and Technology	1,070,493
* W&R Funds, Inc.	107,767	shares of Small Cap Growth	938,648

Total W&R Funds, Inc.			3,159,338

Total investments			$59,047,815

*  Indicates party-in-interest investment.

See accompanying independent auditors’ report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 19, 2003.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN

By:	/s/	John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee

By:

/s/

Michael D. Strohm

Michael D. Strohm, Member
Administrative Committee

By:	/s/	William D. Howey, Jr.
William D. Howey, Jr., Member
Administrative Committee